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                               August 3, 2021

       Raid Chalil
       Chief Executive Officer
       Tipmefast, Inc.
       HaShnura St 1
       ZihronYa   akow, Israel

                                                        Re: Tipmefast, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 26, 2021
                                                            File No. 333-222880

       Dear Mr. Chalil:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed July 26,
2021

       General

   1. We note your revised disclosure in response to comment 1 that "[t]he Shareholders will sell the common stock
being registered in this offering at a fixed price of $0.005 per share, until the securities
are quoted on the OTC PINKSHEETS listed on an exchange and
                                                        thereafter at
prevailing market prices or privately negotiated prices." Please note that the
                                                        OTC Pink Market is not
an established public trading market into which a selling
                                                        stockholder may offer
and sell shares at other than a fixed price. Accordingly, please revise your cover page
disclosure, and make corresponding changes elsewhere in the
                                                        prospectus, to disclose
that shares will be sold at a fixed price until your shares are listed on a national
securities exchange or quoted on the OTC Bulletin Board, OTCQX, or
 Raid Chalil
Tipmefast, Inc.
August 3, 2021
Page 2
         OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Please refer to Item 501(b)(3) of Regulation S-K. As a related matter, please have counsel revise the legal opinion to remove similar disclosure referencing the OTC Pink Sheets.
2. We note your response to comment 2. Please disclose the nature of any material relationship which any selling security holder has had within the past three years with you or your affiliates. Please refer to Item 507 of Regulation S-K.
3. Please have your auditors revise their audit consent to reference the financial statement periods consistent with those in their audit reports. For example, the two audit reports in your registration statement include audit opinions for the period ended
         December 31, 2020, as well as for the periods ended December 31, 2019 and 2018. Please revise accordingly.
       You may contact Jennifer L pez at 202-551-3792 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameRaid Chalil                                 Sincerely,
Comapany NameTipmefast, Inc.
                                                              Division of
Corporation Finance
August 3, 2021 Page 2                                         Office of Trade &
Services
FirstName LastName